

May 15, 2012

Mr. Jeffrey Park
Executive Vice President and CFO
SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, Illinois 60532-3642

Re: SXC Health Solutions Corp.
        Form S-4
        File No. 333-181189

Dear Mr. Park:

In your letter dated May 9, 2012 you note that SXC Health Solutions Corp. has filed a Form S-4 relate to the proposed issuance of SXC common stock to the stockholders of Catalyst Health Solutions, Inc. in connection with the proposed acquisition of Catalyst by SXC. You note that Catalyst acquired Walgreen's Health Initiatives, Inc. ("WHI") on June 13, 2011 and filed WHI's audited historical financial statements as of August 31, 2010 and 2009 and the related statements of operations, cash flows and net parent deficit for the years then ended and WHI's unaudited condensed balance sheet as of February 28, 2011 and the related unaudited condensed statement of operations, cash flows and net parent deficit for the three and six month periods ended February 28, 2011 and 2010. For purposes of SXC's Form S-4 and the joint proxy statement by SXC and Catalyst, Rule 3-05 of Regulation S-X requires that the WHI unaudited interim financial statements be updated to the three and nine months ended May 31, 2011. For the reasons more fully described in your May 9, 2012 letter, you request that the staff of the Division of Corporation Finance not object to your request to omit the WHI unaudited balance sheet as of May 31, 2011 and the related unaudited statement of cash flows and change in net parent deficit for the three and nine months ended May 31, 2011 and 2010. You also request that we not object to the exclusion of certain disclosures about transactions between WHI and its former parent, which you refer to in your May 9, 2012 letter as I/S Presentation Differences.

We confirm that the WHI May 31, 2011 unaudited balance sheet is not required in SXC's Form S-4 because you included Catalyst's post-acquisition audited balance sheet as of December 31, 2011 in SXC's Form S-4. We observe that Rule 3-05 of Regulation S-X does not require either a statement of cash flows for the three months ended May 31, 2011 and May 31, 2010 or a statement of changes in net parent deficit for the three and nine months ended May 31, 2011 and May 31, 2010. Based on the unique facts and circumstances described in your letter, we will not object to the omission from SXC's Form S-4 and the related proxy statements of SXC and Catalyst of WHI's statement of cash flows for the nine months ended May 31, 2011 and 2010. We will also not object to the I/S Presentation Differences.

The conclusion described above is based solely on the information included in your May 9, 2012 letter. New or different facts, including could warrant a different conclusion. If you have any questions concerning this letter, please call me at 202.551.3516.

Sincerely,

Todd E. Hardiman
Associate Chief Accountant